

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

June 15, 2006

<u>U.S. mail and fax (516) 803-1185</u>
Mr. Michael P. Huseby
Executive Vice President and Chief Financial Officer
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, New York 11714

> **Re:** **Cablevision Systems Corporation**
> **CSC Holdings, Inc.**
> **Forms 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
>
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File Nos. 1-14764 and 1-9046**

Dear Mr. Huseby:

We have reviewed your supplemental response letter dated June 2, 2006 as well as your filing and have the following comments. As noted in our comment letter dated May 19, 2006, we have limited our review to only the issues addressed in our comments.

<u>Selected Financial Data, pages 43 and 45</u>

1. Please refer to prior comment 1. Expand to disclose that the sources of revenues from Lightpath are unrelated to your cable system's subscribers.

<u>Note 22. Other Matters, page I-66</u>

2. Please refer to prior comment 6. It is still unclear to us why it is appropriate to analogize to EITF 00-21 with respect to your litigation settlement. It is our understanding that (1) the trial court granted Time Warner's summary judgment motion as to liability and its right to terminate the AMC affiliation agreement on July 8, 2005; (2) you and Time Warner informed the Court on July 28, 2005 that both of you have agreed to a litigation settlement; and (3) the litigation settlement was finalized on September 29, 2005. In addition, we understand that there were no changes to the carriage rates in the extended AMC affiliation agreement other than a normal Consumer Price Index escalation provision. Based on these factors, please address the following comments:

- Tell us whether you pay a carriage fee when an affiliation contract is renewed or extended in the normal course of business. If so, tell us how the carriage fee is determined.

- Tell us in more detail why it is appropriate to allocate the settlement consideration to an asset, deferred carriage fees.

- Tell us in more detail how you determined the total fair values of the settlement damages and the carriage fees. Also, provide us with your calculation.

- Tell us in more detail how you allocated the total arrangement consideration to the settlement damages and deferred carriage fees. Also, provide us with your calculation.

- Tell us why it is appropriate to recognize an asset for the additional net arrangement consideration with respect to the modifications of the other affiliation agreements between you and Time Warner. We understand that this consideration was recognized as an asset, deferred carriage fees, and a corresponding liability, deferred revenue.

- Confirm to us that your auditors, KPMG, have concurred with your accounting. If the National Office of KPMG was consulted, please tell us the name of the person(s) you consulted.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director